Peninsula Resources Ltd.

Consolidated Financial Statements

 Years ended June 30, 2010 and 2009

(Expressed in Canadian $)

AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Peninsula Resources Ltd.	Page 1

Peninsula Resources Ltd.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian $)

	June 30, 2010	June 30, 2009

ASSETS
Current assets
Cash and short-term investments	$430,064	$34,362
GST recoverable	6,807	1,592
Prepaid expenses	2,375	5,874

	$439,246	$41,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$115,270	$22,947
Due to related parties (Note 6)	176	2,154
	115,446	25,101
Shareholders’ equity
Share capital (Notes 7)	3,190,437	2,645,437
Deficit	(2,866,637)	(2,628,710)
	323,800	16,727

	$439,246	$41,828

Going Concern and nature of operations (Note 1)

Commitments (Note 8)

Proposed transaction (Note 11)

Subsequent events (Note 14)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

Graham C. Reveleigh Director	Charles Ross Director

Peninsula Resources Ltd.	Page 2

Peninsula Resources Ltd.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

 (Expressed in Canadian $)

	For the Years ended June 30,
	2010	2009
EXPENSES
Office expense	$1,873	$1,624
Management fees (Note 6 i)	30,000	30,000
Consulting fees (Note 6 ii)	18,100	17,475
Professional fees	149,611	54,871
Rent (Note 6 iii)	6,000	1,500
Transfer agent and filing	21,842	13,375
Project evaluation costs	10,597	-
Travel and promotion	226	905
	238,249	119,750

Loss on acquisition of subsidiary (Note 5)	-	17,696
Interest income	(252)	-
Foreign exchange loss	70	-

Loss and comprehensive loss for the year	(237,927)	(137,446)

Deficit, beginning of year	(2,628,710)	(2,491,264)

Deficit, end of year	$(2,866,637)	$(2,628,710)

Loss per share (basic and diluted)	$(0.05)	$(0.05)

Weighted Average Shares Outstanding (basic and diluted)	4,619,452	2,990,453

The accompanying notes are an integral part of these financial statements.

Peninsula Resources Ltd.	Page 3

Peninsula Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in Canadian $)

	For the years ended June 30,
	2010	2009
Cash provided by (used in):
Operating Activities:
Loss for the year	$(237,927)	$(137,446)
Items not involving cash:
Accrued management fees	-	500
Accrued interest receivable	(37)	-
Loss on acquisition of subsidiary		17,696
Changes in non-cash working capital (Increase, (decrease)):
GST recoverable	(5,178)	7,807
Prepaid expenses	3,499	(4,624)
Accounts payable and accrued liabilities	92,323	(87,510)
	(147,320)	(203,577)
Financing Activities;
Issue of common shares	545,000	432,078
Note paid	-	(50,000)
Advances (to) related parties	(1,978)	(129,383)
	543,022	252,695
Investing activities:
Acquisition of subsidiary (Note 4)	-	(15,000)

Increase in cash	395,702	34,118

Cash and short-term investments at beginning of year	34,362	244

Cash and short-term investments at end of year	$430,064	$34,362

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

Peninsula Resources Ltd.	Page 4

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

1.

Going concern and nature of operations:

Peninsula Resources Ltd. (“Peninsula” or “Company”) was incorporated on February 22, 1994, in the Province of Alberta.  Management intends that the Company shall be engaged in the acquisition and exploration of resource properties. The Company is listed on the NEX exchange under the symbol PNU.H.

On March 13, 2009 the Company completed the acquisition of Tearlach Resources Limited (Barbados) from Tearlach Resources Limited (Note 5). In April 2009 Tearlach Resources Limited (Barbados) changed its name to Peninsula Resources (Barbados) Limited.  Peninsula Resources (Barbados) was acquired in order to act as a holding company for future acquisitions.

On June 17, 2010 a wholly owned subsidiary of the Company was incorporated in the Province of Alberta under the name 1543081 Alberta Ltd.

On June 3, 2010 the Company entered into a letter agreement with Zodiac Exploration Corp. ("Zodiac") under which the Company will combine with Zodiac through the issuance of common shares of Peninsula (the “Transaction”). The Company has agreed to acquire all of the shares of Zodiac for a purchase price to be satisfied by the issuance of 166,492,641 common shares of the Company. Refer to Note 11.

The Company has no source of cash flow. The financial statements have been prepared in accordance with generally accepted accounting principles that are applicable to a going concern. Under the going concern assumption, a company is viewed as being able to realize its assets and discharge its liabilities in the normal course of operations. However, the use of generally accepted accounting principles applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption. Given the operating losses accumulated in the last year, the Company’s ability to realize its assets and discharge its liabilities depends on continued support from its shareholders and ultimately on generating future profitable operations. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2.

Summary of  significant accounting policies:

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Peninsula Resources (Barbados) Limited (PB), acquired March 13, 2009 (Note 4); and 1543081 Alberta Ltd., incorporated on June 17, 2010 All significant inter-company transactions and balances have been eliminated upon consolidation.

Peninsula Resources Ltd.	Page 5

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

2.

Summary of  significant accounting policies (cont’d):

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to the determination of fair values of assets and liabilities acquired and disposed, and future income taxes.  Actual results could differ from those estimates.

Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

(c)

Cash and cash equivalents

The Company classifies cash and short-term investments with original maturities less than or equal to three months as cash and cash equivalents. As at June 30, 2010 and 2009, the Company had no cash equivalents.

(d)       Foreign currencies:

At the transaction date, each foreign currency asset, liability, revenue or expense is translated into Canadian dollars at the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date.  Non-monetary assets and liabilities are translated at historical rates. Any resulting foreign exchange gains or losses are included in income in the current year.

(e)

Financial instruments:

The Company adopted five new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, Handbook Section 3863, Financial Instruments – Presentation, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing its requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how the entity manages those risks.  The Company has included disclosures recommended by the new Handbook sections in Note 12 to these financial statements.

Peninsula Resources Ltd.	Page 6

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

2.

Summary of significant accounting policies (cont’d):

The Company classifies its cash as “held-for trading”, which is measured at fair value. GST recoverable is classified as loans and receivables, which is measured at amortized cost. Accounts payable and accrued liabilities, note payable and amounts due to related parties are classified as other financial liabilities, which are measured at amortized cost. Transaction costs for financial assets or financial liabilities classified as “held for trading” are recognized immediately in net income. Transaction costs for all other financial instruments are included in their carrying amount.

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments – Disclosures to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

 (f)         Loss per share:

The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and other dilutive instruments.  The treasury stock method assumes that proceeds received from exercise of in-the-money stock options, warrants and similar instruments are used to repurchase common shares at the average market price during the period.

Basic and diluted loss-per-share figures have been calculated using the weighted average number of shares outstanding during the year.  Warrants are not included in the computation of diluted loss per share, because to do so would be anti-dilutive.

(g)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactments.  The Company provides a valuation allowance to the extent that it does not consider it to be more likely than not that a future tax asset will be recovered.

Peninsula Resources Ltd.	Page 7

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

2.

Summary of significant accounting policies (cont’d):

(h)

Share consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued as purchase consideration is based upon the trading price of those shares on the NEX on the date of the agreement to issue shares as determined by the Board of Directors. During the years ended June 30, 2010 and 2009 the Company did not issue any agent’s warrants, stock options or equity instruments in non-cash transactions.

 (i)

Share consideration

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

Accounting Policies Recently Adopted

Section 1506, Accounting Changes

Effective July 1, 2008, the Company adopted CICA Handbook Section 1506, “Accounting Changes”. This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.  The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective.  Adoption of this standard did not affect the Company’s financial results.

Section 1535, Capital Disclosures

The Handbook Section 1535 new standard is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies, and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complied with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance. The new accounting standard covers disclosure only and has had no effect on the financial statements. (Refer to Note 13.)

Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended this Section to include additional requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The mandatory effective date is for annual and interim financial statements for years beginning on or after January 1, 2008. The implementation did not have a significant impact on the Company's results of operations, or financial position. The Company has provided the additional disclosure required in Note 1.

Peninsula Resources Ltd.	Page 8

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

2.

Summary of significant accounting policies (cont’d):

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards (IFRS)

In 2006, the AcSB ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's financial statements has yet to be determined.

During 2009 and 2010, the Company has been assessing its requirements and first time adoption methodologies, including its internal training and resource needs. The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications. During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

Section 3064, Goodwill and Intangible Assets

The new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets, including those developed internally. At the same time the CICA accounting standards board amended section 1000, Financial Statement Concepts, to clarify the criteria for recognition of an asset. Therefore items that no longer meet the definition of an asset are no longer recognized with assets. The new standard and amended standard are both effective for annual and interim periods beginning on or after October 1, 2008. The adoption of this new standard is not expected to have a material impact on the Company’s financial statements.

Business Combination, Non-Controlling Interest, and Consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combination (“Section 1582”); 1601, Consolidated Financial Statements (“Section 1601”); and 1602, Non-controlling Interests (“Section 1602”), which replace CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations and acquisition dates on or after January 1, 2011. Early adoption of this section is permitted.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Early adoption of this section is permitted. If the Company chooses to adopt any one of these sections, the other sections must also be adopted at the same time. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Peninsula Resources Ltd.	Page 9

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

3.

Comparative figures:

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

4.

Acquisition of Tearlach Resources Limited (Barbados) (“TB”):

On March 13, 2009 the Company acquired from Tearlach Resources Limited (“Tearlach”), a company with directors in common, all of the issued and outstanding share capital of TB for cash consideration of $15,000.  TB was acquired in order to act as a holding company for acquisitions.

The Company has accounted for the acquisition of TB using the guidance provided under related party transactions. Under this method the company does not record goodwill, and any gains or losses resulting due to the difference between the assets and liabilities acquired, and the consideration provided, is included in income for the period.  Assets and liabilities of TB have been recorded at their fair values at the date of acquisition.

Reported income of the Company includes the results of operations of TB from the date of acquisition on March 13, 2009.

The allocation of the purchase cost to the assets and liabilities acquired is as follows:

Consideration provided
Cash consideration	$ 15,000
Current liabilities assumed	7,097

Total consideration provided	22,097

Current assets acquired	(4,401)

Loss on acquisition of Tearlach Barbados	$ 17,696

On April 16, 2009 Tearlach Resources Limited (Barbados) changed its name to Peninsula Resources (Barbados) Limited (PB).

5.

Note payable:

On November 8, 2007 the Company received $50,000 from Two Dees Pty. Ltd., an unrelated private company in exchange for a note payable.  The note was unsecured, non-interest bearing and was payable on demand.  The note was repaid on July 28, 2008.

Peninsula Resources Ltd.	Page 10

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

6.

Due to Related Parties and Related Party Transactions:

In the year ended June 30, 2010 the Company entered into the following transactions with related parties:

i) The Company incurred $30,000 (2009 - $30,000) in management fees to a company controlled by a director.  The Company repaid loans of $nil (2009 – $35,147) to companies controlled by the director. The Company incurred net $21 (2009 – repaid net $2,853) to the director for expenses paid on behalf of the Company.

At June 30, 2010 $21 (June 30, 2009 - $500) was owed to the director and to companies controlled by the director.

ii) The Company paid $18,100 for consulting fees to a director of the Company (2009 – $17,475). At June 30, 2010 and 2009 $nil was owed to the director.

iii) The Company repaid net $1,499 (2009 – repaid $13,435) to Goldex Resources Corporation (“Goldex” TSX.V: GDX) - a company with a director in common - for regulatory filing costs paid on the Company’s behalf.  The Company incurred $6,000 (2009 - $1,500) in rent payable to Goldex. At June 30, 2010 $155 was owed to Goldex (June 30, 2009 - $1,654).

Related party transactions are in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party payables as at June 30, 2010 and 2009 were as follows:
	June 30, 2010	June 30, 2009
i) Director and companies controlled by the director - for management fees, advances and expenses	$ 21	$ 500
ii) Company with a director in common for expenses	155	1,654
	$ 176	$ 2,154

Peninsula Resources Ltd.	Page 11

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

7.

Share capital:

Authorized

Class A common shares: unlimited, no par value, dividend; at discretion of board of directors.

Class B common shares: unlimited, no par value, dividend: at discretion of board of directors. No shares of this class have been issued.

Class A preferred shares: unlimited, no par value, dividend: fixed non-cumulative 7% per annum on the redemption amount per share. No shares of this class have been issued.

Summary of shares issued to date is as follows:

Class A common shares	Number	Amount
Balance at June 30, 2008	1,006,001	$ 2,213,359
Shares issued for cash less financing costs	1,955,000	319,433
Shares issued for exercise of warrants	500,644	112,645
Balance at June 30, 2009	3,461,645	$ 2,645,437
Shares issued for exercise of warrants	199,999	45,000
Shares issued for cash	5,000,000	500,000
Balance at June 30, 2010	8,661,644	$ 3,190,437

In July 2008 the Company completed a non-brokered private placement of 1,955,000 units at $0.17 per unit for proceeds of $332,350 less financing costs of $12,917. Each unit was comprised of one share and one purchase warrant exercisable at $0.225 for a period of one year. The shares were subject to a four month hold period ending November 4, 2008.

In February, 2009 the Company issued 500,644 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $112,645.

On July 2, 2009 the Company issued 199,999 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $45,000.

On July 3, 2009 1,254,357 warrants expired unexercised.

In April 2010 the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.10 per unit for proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant exercisable at $0.125 for one year. The shares were subject to a hold period expiring on August 22, 2010.

Refer to Note 14.

Peninsula Resources Ltd.	Page 12

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

7.

Share capital (cont’d):

Warrants

The Company had outstanding warrants entitling the holders to purchase an aggregate of common shares as follows:

	June 30, 2010		June 30, 2009
Expiry Date	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
July 2, 2009	-	-	1,454,356	$ 0.225
April 21, 2011	5.000,000	0.125	-	-
	5,000,000	$ 0.125	1,454,356	$ 0.225

A summary of the Company’s warrants and changes during the years is presented below:

	Year ended June 30, 2010
	Number of Common Shares Subject to Warrants	Weighted Average Exercise Price per Share	Weighted Average Remaining Life in Years
Outstanding, beginning of year	1,454,356	$ 0.225	0.01
Granted	5,000,000	0.125	1.00
Exercised	(199,999)	0.225	-
Expired	(1,254,357)	0.225	-

Outstanding, end of year	5,000,000	$ 0.125	0.81

	Year ended June 30, 2009
	Number of Common Shares Subject to Warrants	Weighted Average Exercise Price per Share	Weighted Average Remaining Life in Years
Outstanding, beginning of year	-	$ -	-
Granted	1,955,000	0.225	1.00
Exercised	(500,644)	-	-

Outstanding, end of year	1,454,356	$ 0.225	0.01

Peninsula Resources Ltd.	Page 13

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

8.

Commitments:

On July 1, 2006, as extended to July 1, 2010, the Company entered into an agreement with a company controlled by a director, for consulting services for $2,500 per month. The agreement was extended on a month-to-month basis subsequent to July 1, 2010.

9.

Segmented Information:

The Company's assets are located in the following geographic locations:

	June 30, 2010	June 30, 2009

Canada	$ 436.871	$ 39,153
Barbados	2,375	2,675

	$ 439,246	$ 41,828

The Company's loss from operations in the years ended June 30, 2010 and 2009 were incurred as follows:

	Year ended	Year ended
	June 30, 2010	June 30, 2009

Canada	$ 233,112	$ 130,749
Barbados	4,815	6,697

	$ 237,927	$ 137,446

10.

Future income taxes:

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2010	2009

Loss before income taxes	$ (237,927)	$ (137,446)
Corporate tax rate	29.25%	30.25%

Expected tax expense (recovery) at statutory rates	(69,594)	(41,578)
Increase (decrease) resulting from:
Effect of change in tax rate	9,567	11,906
Differences in tax rates between jurisdictions	1,264	1,779
Unrecognized items for tax purposes	18	5,429
Share issue costs	-	(3,908)
Non-capital losses expired	2,341	19,190
Change in valuation allowance	56,405	7,182
Future income tax provision	$ -	$ -

10.

Future income taxes (cont’d):

The Company’s tax-effected future income tax assets are estimated as follows:

	2010	2009
Future income tax assets
Non-capital losses carried forward	$ 139,694	$ 83,289
Capital losses carried forward	126,875	126,875
Share issue costs	2,584	2,584
Exploration and development deductions	19,420	19,420

	288,573	232,168
Valuation allowance	(288,573)	(232,168)

	$ -	$ -

At June 30, 2010 the Company, its Alberta and Barbados subsidiaries had non-capital losses remaining to be carried forward of approximately $555,729,  $1,161, and US$17,275 respectively which may be available to offset future years’ taxable income and which expire over the next twenty years (nine years for the subsidiary). Due to the uncertainty of realization of these loss carry-forwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the future tax assets resulting from these loss carry-forwards. The losses expire approximately as follows:

	Peninsula Resources Canada	1543081 Alberta Ltd.	Peninsula Barbados (US$)
2014	$ 25,313	-	-
2017	-	-	4,313
2018	-	-	8,422
2019	-	-	4,540
2026	10,350	-	-
2027	56,431	-	-
2028	124,234	-	-
2029	104,858	-	-
2030	234,482	1,161	-
	$ 555,729	$ 1,161	$ 17,275

Peninsula Resources Ltd.	Page 14

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

11.

Proposed Transaction:

On June 3, 2010 the Company entered into a letter agreement with Zodiac Exploration Corp. ("Zodiac") under which the Company will combine with Zodiac through the issuance of common shares of Peninsula (the “Transaction”). The Company has agreed to acquire all of the shares of Zodiac for a purchase price to be satisfied by the issuance of 166,492,641 common shares of the Company.

Zodiac has interests in certain oil and gas properties in the San Joaquin Basin in California, USA. The transaction, when completed, is intended to be a reverse take-over for the purposes of the requirements of the TSX Venture Exchange and to enable the Company to qualify as a Tier 2 Oil & Gas Issuer on the TSX-V.

On September 2, 2010 Zodiac Exploration Corp. completed a private placement of $50 million by way of the issuance of 98,039,216 subscription receipts. The issue price for each subscription receipt was $0.51. Each subscription receipt will entitle the holder to receive one share of Zodiac without payment of any additional consideration. Upon the closing of the Zodiac Transaction, the subscription receipts will be converted into Zodiac shares which will then be immediately exchanged for free trading Peninsula common shares on the basis of 1.45 Peninsula common shares for each 1.0 Zodiac share.

Peninsula shares issued to the holders of Zodiac shares, other than those issued upon conversion of the subscription receipts, are subject to the following restrictions on trading and release from the depositary.

Percentage of Peninsula Shares Received	Date the Restriction on Trading Expires and the Peninsula Shares are released from the Depositary (collectively the “Release Dates”)
15%	Upon issuance of the Final Exchange Bulletin
15%	That date that is three months from the Final Exchange Bulletin
20%	That date that is six months from the Final Exchange Bulletin
15%	That date that is nine months from the Final Exchange Bulletin
15%	That date that is twelve months from the Final Exchange Bulletin
20%	That date that is 15 months from the Final Exchange Bulletin

The board of directors of Zodiac may accelerate any of the Release Dates by three months for each 33% increase in market capitalization above $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement. Market capitalization shall be calculated as a multiple of the ten day weighted average share price on an exchange and the number of basic Peninsula Shares outstanding. The change in market capitalization shall be calculated starting with $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement as the market capitalization.

Peninsula Resources Ltd.	Page 15

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

12.

Financial instruments and risk management:

Management of Industry Risk

Management’s intention is to engage in mineral or oil and gas exploration activities and anticipates that upon commencement of operations it will manage related industry risk issues directly. The Company’s activities may expose it to potential environmental liability risk for recovery costs.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank account. As the Company’s cash is mainly held by one Canadian bank, there is a concentration of credit risk with this bank. This risk is managed by using a major bank that is a high credit quality financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. To manage liquidity risk, the Company reviews additional sources of capital and replacement debt structures to continue its operations and discharge its commitments as they become due. The Company ensures that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company’s holdings of cash. The Company’s cash are invested in business bank accounts and short term interest bearing instruments and are available on demand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency risk

The Company’s functional currency is the Canadian dollar.  The functional currency of its subsidiary Peninsula Resources Barbados is the US dollar. Therefore the Company is subject to foreign currency fluctuations in satisfying obligations related to its foreign activities.

The Company does not maintain significant cash or cash equivalents or other monetary assets or liabilities in foreign countries.  At June 30, 2010 the company had no cash or cash-equivalent in a foreign currency.

Peninsula Resources Ltd.	Page 16

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

12.

Financial instruments and risk management (cont’d):

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Price risk

The Company is not exposed to significant commodity price risk as the Company has not commenced exploration activities.

The Company does not engage in any form of derivative or hedging instruments.

13.

Capital management:

The Company manages its cash, amounts due to related parties, and common shares as capital.

The Company’s objective when managing capital is to fund its property evaluation activities, fund its corporate overhead costs, meet obligations as they come due, and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

The Company’s targeted capital structure consists of sufficient positive working capital to fund the balance of the year’s operations. Management believes that such a capital structure is the most suitable in light of the Company’s capital management objectives, and its property evaluation stage operations.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

Given its objectives, the Company determines the amount of capital to be raised and retained based on the scope of planned activities and management’s assessment of the expected availability of acceptably priced capital in future periods. Given the operating losses accumulated in the last year, the Company’s ability to realize its assets and discharge its liabilities depends on continued support from the shareholders and ultimately on generating future profitable operations.

There were no changes in the Company's approach to capital management during the year ended June 30, 2010. The Company is not subject to externally imposed capital requirements.

Peninsula Resources Ltd.	Page 17

Peninsula Resources Ltd.

Notes to the Consolidated Financial Statements

Years ended June 30, 2010 and 2009

14.

Subsequent events:

During September 2010, 200,000 warrants were exercised for proceeds of $25,000.

Peninsula Resources Ltd.	Page 18